485 Metro Place South, Suite 275
Dublin, Ohio 43017
Ph: (614) 923-8822 Fax (614) 923-5242
www.nivm.com

February 26, 2009

VIA Edgar and Federal Express
Rufus Decker, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 70-10
Washington, D.C. 20549-7010

Re:	Form 10-KSB for the fiscal year ended December 31, 2007 Form 10-Q for the period ended September 30, 2008 File No. 000-51252

Dear Mr. Decker:

This letter is in response to the February 17, 2009 letter from the staff of the Securities and Exchange Commission (the “Commission”) to National Investment Managers Inc. (the “Company”). For convenience, each comment of the February 17, 2009 letter provided by the Commission is repeated followed by our responses. We believe that the following information responds fully and completely to each of the comments in the Commission’s letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

Consolidated Financial Statements

Note 4 – Commitments and Contingencies, page F-12

1.
We note your proposed revisions to future filings as provided in your response to comment 1 from our letter dated December 9, 2008. Since your independent auditors’ opinion indicates that your financial statements are presented in accordance with GAAP, it is not appropriate for your financial statement footnotes to disclose that you do not comply with GAAP. Please revise your proposed future filing disclosures accordingly and show us supplementally what your revised disclosure will look like.

Response:

The Company will include the following disclosure to its December 31, 2008 financial statements.

“The Company and its subsidiaries have entered into several operating lease agreements, some of which contain provisions for future rent increases during the term of the lease.  Rent is charged to operations by amortizing the minimum rent payable over the term of the lease, using the straight line method.”

Note7 – Debt, page F-14

2.
We note your response to comment 2 from our letter dated December 9, 2008. Your proposed disclosure of minimum EBITDA includes amounts not included in EBITDA as commonly defined. As previously requested, please re-title the measure accordingly to something like minimum adjusted EBITDA. In addition, we previously asked you to include a reconciliation of your most stringent debt covenant computations to relevant GAAP amounts. It does not appear that your proposed disclosures include the requested reconciliation. Please show us how you will revise your future filings to show how minimum adjusted EBITDA reconciles to GAAP amounts for each period presented.

Response:

In subsequent filings, the Company will include a tabular presentation, in the MD&A and in our Debt footnote disclosure, setting forth the Company’s most stringent debt covenants for each period presented.  The tabular presentation will include a description of the components of each ratio and how each component is calculated. An example of such tabular presentation is included as a Supplemental Schedule to this response.

 In the Supplemental Schedule to this response we have re-titled “minimum EBITDA” to “minimum adjusted EBITDA” as suggested. In addition, the proposed disclosures have been expanded to include a reconciliation of the Minimum Adjusted EBITDA utilized in the debt covenants to GAAP reported net income.

Should you have any further questions or wish to discuss the content of our response to your letter of February 17, 2009, please contact me at your convenience.

Sincerely,

/s/ Christopher W. Larkin

Christopher W. Larkin, CFO

National Investment Managers, Inc.
Supplemental Schedule to Comment #2
Debt Covenant Compliance

	30-Sep-08	30-Jun-08	31-Mar-08

Minimum Adjusted EBITDA (1)
Actual	8,440,745	8,607,903	7,322,012
Covenant	7,625,000	7,250,000	6,575,000

Maximum Leverage Ratio (2)
Actual	2.96	2.70	3.14
Covenant	3.00	3.30	3.30

Minimum Fixed Charge Coverage Ratio (3)
Actual	1.31	1.33	1.65
Covenant	1.25	1.25	1.25

Minimum Interest Coverage Ratio (4)
Actual	3.10	3.20	2.90
Covenant	2.00	2.00	2.00

Maximum Ratio of Total Funded Debt to Net Worth (5)
Actual	1.34	1.52	1.66
Covenant	2.50	2.50	2.50

(1) Minimum Adjusted EBITDA includes for the trailing twelve month period, Net income plus the following items: consolidated interest, income taxes, depreciation, amortization, non-cash charges for stock based compensation, and any non-cash extraordinary and unusual or non-recurring write downs or write offs.

(2) Maximum Leverage Ratio is total funded debt divided by the sum of Minimum Adjusted EBITDA and the trailing twelve months Adjusted EBITDA for acquisitions.

(3) Minimum Fixed Charge Coverage Ratio is the quotient of Operating cash flow and Debt Service. Operating cash flow is the sum of Minimum Adjusted EBITDA and the trailing twelve months of Adjusted EBITDA from acquisitions less taxes paid and capital expenditures during the trailing twelve month period for the trailing twelve month period. Debt Service is the sum of the current portion of long term debt and the trailing twelve months of interest expense.

(4) Minimum Interest Coverage Ratio is the quotient of Minimum Adjusted EBITDA divided by the trailing twelve month interest expense.

(5) Maximum Ratio of Total Funded Debt to Net Worth is the quotient of funded debt divided by the total of assets, less liabilities plus the accumulated amortization of intangible assets recorded since November 30, 2007 (the date of debt agreement).

National Investment Managers, Inc.
Supplemental Schedule to Comment #2
Debt Covenant Compliance

Reconciliation of Minimum Adjusted EBITDA to Reported Net Income:

	Nine	Three
	Months	Months
	Ended	Ended
	September 30, 2008	September 30, 2008

Minimum Adjusted EBITDA for the trailing twelve months	$8,440,745	$2,848,880

Minimum Adjusted EBITDA for 4th Quarter 2007	(738,678)	-

Minimum Adjusted EBITDA for the Period	$7,702,067	$2,848,880

Depreciation and amortization	(5,698,198)	(2,069,433)

Stock based compensation	(904,538)	(97,474)

Change in fair value of Derivative financial instruments	1,211,291	1,469,952

Interest expense	(2,030,337)	(704,450)

Income tax expenses	(43,288)	(14,436)

Deferred income tax benefit	1,402,771	543,392

Preferred Stock Dividends	(1,485,500)	(494,400)

Net Income available to common stockholders	$154,268	$1,482,031